FOR THE YEAR ENDED DECEMBER 31, 2009

management's
discussion and analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 8, 2010

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company). The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is contained in note 25 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2009 and December 31, 2008, unless stated otherwise. Abbreviations used in this MD&A are listed in the section titled 'Abbreviations and Definitions'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Company Overview

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM.

Unless the context indicates otherwise, reference in this MD&A to "Talisman" or the "Company" is intended to include the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" does not constitute a waiver by Talisman Energy Inc., of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 24 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2009 were conducted in five geographic segments: North America, United Kingdom (UK), Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea (PNG). The Other segment includes operations in Algeria and exploration activities in Peru, Colombia and the Kurdistan region of northern Iraq.

Talisman is a global upstream oil and gas company with the objective of safe, profitable growth. The three main elements of the business strategy are:

•
Establish long-term profitable growth

  Management believes that shale gas development in North America will be the main near-term growth engine for the Company, augmented by activities in Southeast Asia.

•
Reposition the international exploration portfolio for renewal

  Talisman's international exploration portfolio is directed toward high-impact prospects which, if successful, will support the ongoing renewal of the Company.

•
Focus the portfolio to generate cash for reinvestment

  The Company will maximize the value of existing assets through efficient operations in order to generate cash for growth opportunities elsewhere in the portfolio. Non-strategic mature assets will be sold to both focus the portfolio and generate cash to accelerate the strategy.

Talisman also views safe operations as its top priority and has set the objective of being a top quartile performer in this area. For additional information on Talisman's commitment to safety, communities and the environment, please see the Company's Corporate Responsibility Report available on the Company's website at www.talisman-energy.com.

Highlights

(millions of C$, unless otherwise stated)	2009	2008 [1]	2007 [1]

Cash provided by operating activities	3,599	6,154	4,070

Cash provided by continuing operations	3,514	5,689	3,517

Net income	437	3,519	2,078

Net income (loss) from continuing operations	(708)	3,122	904

Net income from discontinued operations	1,145	397	1,174

Common share dividends	229	204	180

Per share ($)

Net income	0.43	3.46	2.02

Diluted net income	0.43	3.40	1.97

Net income (loss) from continuing operations	(0.70)	3.07	0.88

Net income from discontinued operations	1.12	0.39	1.14

Common share dividends	0.225	0.20	0.175

Production (mboe/d)	425	432	452

Production from continuing operations (mboe/d)	413	403	390

Average sales price ($/boe)	49.40	76.03	59.57

Gross sales [2]	7,528	11,275	8,501

Operating costs ($/boe)	12.91	13.57	12.14

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense [2]	3,559	3,811	3,016

Total exploration and development spending [2]	4,135	4,807	4,162

Total assets	23,618	24,275	21,420

Total long-term debt (including current portion)	3,780	3,961	4,862

Cash and cash equivalents, net of bank indebtedness [2]	1,654	10	521

Total long-term liabilities	9,906	10,307	11,095

Proved reserves additions, net of revisions (before acquisitions and divestitures) (mmboe)	251	(41)	167

Reserves replacement ratio (before acquisitions and dispositions) – including price revisions [3]	162%	(26%)	102%

Proved reserves (mmboe)	1,411	1,434	1,660

Reserves replacement ratio (before acquisitions and dispositions) – excluding price revisions [3]	112%	75%	102%

1.
Prior years have been restated to present the effect of discontinued operations. See note 3 to the Consolidated Financial Statements.

2.
From continuing operations.

3.
See the 'Reserves Replacement' section of this MD&A for method of calculation.

2009 Performance Highlights

•
Cash provided by operating activities was $3.6 billion, down 42% from 2008, primarily due to lower commodity prices. Cash provided by operating activities in the fourth quarter was $622 million, down 60% from a year earlier, and 17% compared to the previous quarter;

•
net income was $437 million, down from $3.5 billion in 2008. The Company recorded a loss of $111 million for the quarter;

•
net loss from continuing operations was $708 million versus net income from continuing operations of $3.1 billion a year ago. Net loss from continuing operations for the fourth quarter was $190 million;

•
Talisman completed non-core asset sales with proceeds of approximately $2.7 billion;

•
capital spending was $4.3 billion, down from $5.2 billion in 2008;

•
long-term debt net of cash and cash equivalents and bank indebtedness at year end was $2.1 billion, down from $3.9 billion a year earlier;

•
production from continuing operations increased 2% over 2008 to 413,000 boe/d. Total production averaged 425,000 boe/d, down 2% due to asset sales;

•
the Company replaced 162% of 2009 production with proved reserves, excluding divestitures, and 112% through drilling and non-price revisions;

•
the Company spent $1.4 billion on shale plays in North America, adding substantial acreage and progressing development of the Pennsylvania Marcellus and Montney shale programs;

•
the Company set a new production record in Southeast Asia, volumes increased 18% with completion of the Northern Fields development and increased contract takes at Corridor;

•
in January 2010, Talisman acquired an interest in the Jambi Merang PSC in Indonesia;

•
in the North Sea, first production from the Rev Field was achieved early in 2009 and the Company progressed field developments at Yme, Auk North, Auk South and Burghley;

•
Talisman completed a number of transactions to acquire a large exploration position in PNG; and

•
the Company made exploration discoveries in the North Sea, Colombia and the Kurdistan region of northern Iraq and successfully appraised the Situche discovery in Peru.

2009 Net Income Variances

(millions of C$)

2008 net income	3,519

Favourable (unfavourable) variances:

Commodity prices	(3,898)

Production volumes	85

Royalties	846

Operating expenses	(30)

DD&A expense	216

Dry hole expense	(92)

Interest on long-term debt	(24)

Stock-based compensation expense	(363)

Loss on held-for-trading financial instruments	(2,076)

Current taxes (including petroleum revenue tax (PRT))	672

Future taxes (including PRT)	891

Discontinued operations	748

Other	(57)

Total variances	(3,082)

2009 net income	437

The significant variances from 2008 as summarized in the net income variance table are:

•
lower oil and gas revenue reflecting lower average commodity prices;

•
higher natural gas volumes due principally to the start up of new projects in Scandinavia and Southeast Asia and shale drilling in North America;

•
decreased royalties and taxes as a result of lower commodity prices and pre-tax income, respectively;

•
increased operating expenses due principally to the start up of new projects in Scandinavia and Southeast Asia;

•
lower DD&A expense largely due to price related impacts on reserves, offset by higher depletion rates through most of 2009. The Company recorded additional DD&A expense of $500 million in the fourth quarter of 2008 as a result of two properties having no proved reserves at 2008 year-end prices;

•
a stock-based compensation expense in 2009 compared to a recovery in 2008 from an increase in the Company's share price during 2009 compared to a decrease during 2008;

•
a loss on held-for-trading financial instruments, compared to a gain in 2008, arising from the increase in commodity prices between December 31, 2008 and December 31, 2009. The Company's existing commodity price derivative contracts are described in the 'Risk Management' section of this MD&A; and

•
an increase in income from discontinued operations principally as a result of after tax gains of $1.1 billion arising on the sale of assets in 2009.

Continuing Operations Review

Results Summary

Gross sales of oil, liquids and natural gas in 2009 were $7.5 billion, a decrease of 33% from 2008. Oil and liquids revenue decreased $2.5 billion and natural gas revenue decreased $1.6 billion due to lower prices. Reported amounts were impacted by the strengthening C$.

During 2009, the North America operations incurred a pre-tax segmented loss of $146 million. Gross sales in North America decreased 47% to $1.9 billion due to lower oil and natural gas prices and reduced conventional activity.

In the UK, pre-tax segmented income was $377 million, down 67% from $1,137 million in 2008. UK gross sales decreased 37% to $2.2 billion due to lower oil prices and production.

In Scandinavia, pre-tax segmented income decreased 50% to $158 million, down from $313 million in 2008. Scandinavia gross sales decreased 17% to $1 billion as a result of lower oil prices, partly offset by higher production.

Southeast Asia pre-tax segmented income decreased 63% to $291 million, down from $790 million in 2008. Gross sales of $2 billion were 20% lower than 2008 due to the impact of lower commodity prices, partly offset by higher production.

Daily Average Production, Before Royalties

	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

Oil and liquids (mbbls/d)

North America	27	(4)	28	(3)	29

UK	86	(8)	93	–	93

Scandinavia	34	6	32	14	28

Southeast Asia	41	14	36	(18)	44

Other	14	(7)	15	15	13

	202	(1)	204	(1)	207

Natural gas (mmcf/d)

North America	788	(4)	822	5	781

UK	19	6	18	20	15

Scandinavia	58	205	19	36	14

Southeast Asia	403	21	334	16	287

	1,268	6	1,193	9	1,097

Continuing operations (mboe/d)	413	2	403	3	390

Discontinued operations

North America	10	(44)	18	(42)	31

UK	–	(100)	4	(81)	21

Scandinavia	–	(100)	1	(67)	3

Other	2	(67)	6	(14)	7

Discontinued operations (mboe/d)	12	(59)	29	(53)	62

Total (mboe/d)	425	(2)	432	(4)	452

North American natural gas production decreased due to reduced conventional drilling activity and natural declines, partially offset by increased production in the Pennsylvania Marcellus and Montney shale plays as well as successful development in the Outer Foothills. Production from the Pennsylvania Marcellus shale play averaged 60 mmcf/d in the fourth quarter of 2009. Average oil and liquids production decreased due to natural declines and reduced drilling activity.

Oil and liquids production in the UK was lower than 2008 as a result of maintenance and repair work, planned and unplanned shutdowns at Claymore, Tweedsmuir, Buchan and Piper, and natural declines, offset by the reinstatement of Galley and Petronella in 2009 as well as the startup of the Affleck field in mid-2009.

In Scandinavia, production increased from 2008 with first production from the Rev field in January 2009 and development drilling at Varg and Brage, partially offset by natural declines.

Southeast Asia oil and liquids production increased by 14% due principally to first Northern Fields oil production (first quarter of 2009), a full year of Song Doc production (late 2008) and an infill well in the Corallina field in Australia. These increases were partially offset by natural declines in other areas.

Southeast Asia natural gas production was up 69 mmcf/d, primarily due to Indonesia where natural gas production averaged 330 mmcf/d with higher contract takes at Corridor. In Malaysia, natural gas production was 7% higher than 2008, averaging 73 mmcf/d due to additional production from the Northern Fields, which commenced production mid-2008. Tangguh LNG production commenced mid-2009.

Oil and liquids production in Algeria averaged 14,000 bbls/d, down 7% from 2008 due principally to OPEC production restrictions.

For details of production from discontinued operations, see the 'Discontinued Operations' section of this MD&A.

Volumes Produced Into (Sold Out of) Inventory 1

	2009	2008	2007

UK	(1,661)	(2,001)	330

Scandinavia	(924)	674	(684)

Southeast Asia	(2,277)	2,851	(721)

Other	(4,694)	3,955	(651)

Total produced into (sold out of) inventory – bbls/d	(9,556)	5,479	(1,726)

Total produced into (sold out of) inventory – mmbbls	(3.5)	2.0	(0.6)

Inventory at December 31 – mmbbls	1.6	5.1	3.1

1.
Includes impact of discontinued operations.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the 'Daily Average Production, Before Royalties' table represent production volumes in the year, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

Company Netbacks 1, 2

December 31	2009	2008	2007

Oil and liquids ($/bbl)

Sale price	67.36	96.43	75.00

Hedging gain (loss)	–	(0.34)	0.24

Royalties	9.48	15.78	11.82

Transportation	1.15	1.09	1.22

Operating costs	19.24	20.21	17.52

	37.49	59.01	44.68

Natural gas ($/mcf)

Sale price	5.29	9.01	6.99

Hedging gain	–	–	0.18

Royalties	0.87	1.89	1.39

Transportation	0.29	0.27	0.26

Operating costs	1.11	1.07	1.00

	3.02	5.78	4.52

Total ($/boe) (6 mcf = 1 boe)

Sale price	49.40	76.03	59.57

Hedging gain (loss)	–	(0.17)	0.63

Royalties	7.34	13.62	10.19

Transportation	1.43	1.34	1.37

Operating costs	12.91	13.57	12.14

	27.72	47.33	36.50

1.
Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.

2.
Includes impact of discontinued operations.

During 2009, the Company's average netback was $27.72/boe, 41% lower than in 2008 due principally to lower commodity prices in 2009, partially offset by the resulting decreases in royalties.

Commodity Prices and Exchange Rates 1

	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

Oil and liquids ($/bbl)

North America	54.96	(36)	85.52	44	59.53

UK	68.36	(30)	98.35	29	76.47

Scandinavia	69.73	(30)	99.23	27	78.16

Southeast Asia	71.17	(27)	97.63	19	82.03

Other	74.03	(28)	102.51	28	80.37

	67.36	(30)	96.43	29	75.00

Natural gas ($/mcf)

North America	4.70	(46)	8.66	26	6.90

UK	4.73	(52)	9.78	36	7.19

Scandinavia	5.86	(18)	7.16	50	4.78

Southeast Asia	6.40	(36)	9.94	36	7.33

	5.29	(41)	9.01	29	6.99

Total ($/boe)	49.40	(35)	76.03	28	59.57

Hedging gain (loss) excluded from the above prices

Oil and liquids ($/bbl)	–		(0.34)		0.24

Natural gas ($/mcf)	–		–		0.18

Total $/boe	–		(0.17)		0.63

Benchmark prices

WTI (US$/bbl)	61.79	(38)	99.65	38	72.31

Dated Brent (US$/bbl)	61.51	(37)	96.99	44	67.13

Tapis (US$/bbl)	63.57	(36)	98.95	35	73.04

NYMEX (US$/mmbtu)	4.05	(55)	8.95	29	6.92

AECO ($/GJ)	3.75	(51)	7.71	24	6.20

US$/C$ exchange rate	1.14	8	1.06	(1)	1.07

C$/UK£ exchange rate	1.78	(9)	1.96	(9)	2.15

1.
Prices exclude gains or losses related to hedging activities and include the impact of discontinued operations.

Talisman's realized price of $49.40/boe was 35% lower than 2008. World oil prices were volatile during 2009, reflecting the global economic environment. WTI averaged US$61.79/bbl, down 38% from 2008. North America natural gas prices also decreased, with NYMEX and AECO down 55% and 51%, respectively, reflecting increasing supply and weak US demand.

The changes in the Company's reported oil and liquids price is consistent with the relevant benchmark prices, however, the Company's reported prices reflect the weakening of the C$ relative to the US$ in 2009.

Talisman's average natural gas price in North America decreased 46%. Sales in Malaysia, where prices are referenced to the Singapore fuel oil spot market, averaged $4.72/mcf in 2009. Corridor gas prices averaged $6.94/mcf, with 45% of sales exchanged for Duri crude oil on an energy equivalent basis.

The physical and financial commodity price contracts outstanding at the balance sheet date are described in the 'Risk Management' section of this MD&A.

More than 97% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues into C$ for reporting purposes.

Royalties 1

	2009		2008		2007
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions

North America	13	246	17	631	18	462

UK	–	5	–	13	–	4

Scandinavia	–	–	–	–	–	–

Southeast Asia	34	675	43	1,066	40	843

Other	51	229	57	291	45	178

Total	15	1,155	18	2,001	17	1,487

1.
Includes impact of royalties related to sales volumes.

The Company's royalty expense in 2009 was $1,155 million, a decrease of $846 million (42%) from 2008, reflecting decreased commodity prices. The Company's royalty rate was 15%, a decrease of 3% compared to 2008. The North America, Southeast Asia and Other royalty rates decreased primarily because of lower commodity prices.

Unit Operating Expenses 1

($/boe)	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

North America	9.40	6	8.86	14	7.79

UK	26.47	(4)	27.66	21	22.87

Scandinavia	17.83	(17)	21.48	(9)	23.64

Southeast Asia	6.23	–	6.24	26	4.96

Other	6.45	10	5.84	16	5.02

	12.91	(5)	13.57	12	12.14

1.
Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses 1

(millions of C$)	2009	2008	2007

North America	529	525	437

UK	826	878	816

Scandinavia	285	276	279

Southeast Asia	255	195	169

Other	40	20	26

	1,935	1,894	1,727

Pipeline	62	73	65

Total	1,997	1,967	1,792

1.
Includes operating expenses related to sales volumes.

Total operating expenses for the Company during 2009 were $2 billion, relatively consistent with 2008. On a per unit basis, operating costs decreased by 5% to $12.91/boe.

In North America, operating expenses increased by $4 million, or 1% over 2008 due principally to higher gas processing fees, partially offset by lower power, maintenance and chemical costs.

In the UK, operating expenses were down $52 million and unit costs decreased due principally to the foreign exchange effect of the weaker UK£ relative to the C$ and lower repair and maintenance work on the Tartan and Piper areas, partially offset by increased repair and maintenance work on the Claymore and Tweedsmuir areas.

In Scandinavia, unit operating expenses were 17% lower in 2009 due to an increase in production. Operating expenses increased by $9 million, or 3% over 2008, with Rev production commencing in 2009, offset by lower maintenance costs and the impact of foreign exchange.

In Southeast Asia, unit operating expenses were relatively unchanged. Operating expenses increased by $60 million, or 31% due principally to first oil production from the Northern Fields in the first quarter of 2009 and first production from Song Doc in the fourth quarter of 2008.

Unit Depreciation, Depletion and Amortization (DD&A) Expense 1

($/boe)	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

North America	18.46	6	17.46	5	16.69

UK [2]	23.69	15	20.54	18	17.37

Scandinavia [2]	25.17	(3)	25.99	11	23.38

Southeast Asia	9.33	21	7.69	5	7.33

Other	6.28	10	5.71	26	4.53

	17.36	6	16.44	12	14.74

1.
Includes DD&A expense related to sales volumes from continuing operations.

2.
Excludes impact of DD&A adjustments in 2008 related to one field in the UK and one field in Scandinavia of $410 million and $90 million, respectively, due to the requirement to use year-end prices to calculate reserves with no proved reserves at December 31, 2008.

Total DD&A Expense 1

(millions of C$)	2009	2008	2007

North America	1,062	1,052	967

UK	781	1,144	605

Scandinavia	406	416	264

Southeast Asia	382	254	248

Other	43	24	23

	2,674	2,890	2,107

1.
Includes DD&A expense related to sales volumes from continuing operations.

The Company's 2009 DD&A expense decreased by $216 million, or 7%, to $2.7 billion due principally to the requirement in 2008 to use year-end prices to calculate reserves. This resulted in one property in the UK and one property in Norway having no proved reserves at the end of 2008, under SEC rules. As a consequence, the net book value of these properties of approximately $410 million in the UK and approximately $90 million in Norway was charged to DD&A in 2008.

Talisman recorded an upward price revision of 77.1 mmboe to its year end reserves in 2009 and accordingly revised its fourth quarter DD&A rate. This revision did not significantly impact the DD&A expense in the fourth quarter as there was an increase in the depletable cost base as well as a change in production mix.

In 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby average annual commodity prices are used for purposes of calculating reserves. Had year-end prices been used to calculate reserves, this would have caused the Company's DD&A rate to be approximately $0.35/boe lower in the fourth quarter than the result achieved by adopting the new standard.

In North America, DD&A expense increased from 2008 despite lower production due principally to increased depletion rates in 2009 arising from high cost conventional reserve additions in 2008. Unit DD&A increased from the prior year due to higher depletion rates and a change in the production mix.

In the UK, DD&A expense decreased from 2008 for the reason stated above. Unit DD&A increased from the prior year, due primarily to a reduction in reserves, which increased the UK depletion rate.

In Scandinavia, DD&A expense decreased from 2008 as explained previously, partially offset by Rev production commencing in 2009. Unit DD&A decreased from the prior year due to an increase in reserves in certain properties and higher production volumes.

In Southeast Asia, an increase in DD&A expense of $128 million, or 50%, is the result of the start up of the Song Doc and Northern Fields projects and increased production in Australia, offset by lower DD&A expense due to lower production from PM305/314. Unit DD&A increased from the prior year primarily due to the start up of the Song Doc project and higher production in Australia.

For additional information relating to DD&A, refer to the 'Application of Critical Accounting Policies and the Use of Estimates' section of this MD&A and to notes 1e) and 8 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of C$)	2009	2008	2007

North America	179	269	359

UK	30	93	104

Scandinavia	69	90	83

Southeast Asia	253	13	48

Other	53	27	1

	584	492	595

During 2009, the Company incurred dry hole expense of $584 million. In Southeast Asia, the Company wrote off a number of Vietnam exploration and appraisal wells, which were drilled outside the Hai Su Trang (HST) and Hai Su Den (HSD) development area within Block 15-2/01, and which did not encounter commercial hydrocarbons. In North America, dry hole expense was partly offset by a recovery of income tax credits of $34 million in respect of Alaskan exploration wells previously written off while, in 2008, dry hole expense of $42 million arose in Alaska.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year a determination on success or commerciality is made. Until such determination is made, the costs are included in non-depleted capital. At December 31, 2009, $798 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2008 – $1,121 million). The majority of the related wells were drilled in 2009. See note 8 to the Consolidated Financial Statements for further details.

Exploration Expense

(millions of C$)	2009	2008	2007

North America	84	165	148

UK	18	54	40

Scandinavia	22	50	34

Southeast Asia	75	84	22

Other	102	76	70

	301	429	314

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting.

Corporate and Other

(millions of C$)	2009	2008	2007

General and administrative (G&A) expense	334	294	223

Interest on long-term debt	192	168	207

Capitalized interest	43	60	83

Stock-based compensation expense (recovery)	290	(73)	(15)

(Gain) loss on held-for-trading financial instruments	412	(1,664)	25

Other revenue	115	112	118

Other expense, net	48	(179)	36

G&A expense increased by $40 million relative to 2008, largely as a result of building Health, Safety, Security and Environment, Human Resources and Information Systems functionality.

Interest on long-term debt increased by $24 million relative to 2008, due principally to interest on notes issued in 2009.

Capitalized interest is associated with the Yme development in Scandinavia and with the Auk development in the UK. In 2008, interest was also capitalized in relation to the Rev project in Scandinavia and the Northern Fields and Song Doc projects in Southeast Asia. When an asset is substantially complete, interest is no longer capitalized.

The Company's stock option plans provide employees and directors with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive cash. The cash payment is equal to the difference between the option's exercise price and the share price at the time of surrender. Since the introduction of the cash feature, approximately 97% have been exercised for cash, resulting in reduced dilution of shares.

The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. In 2009, stock-based compensation expense of $290 million (2008 – $73 million recovery) was incurred, due principally to the rising share price. The Company paid cash of $52 million (2008 – $211 million) to employees for options exercised. See note 13 to the Consolidated Financial Statements for details of the Company's stock-based compensation plans. Additional stock-based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units.

The loss on held-for-trading financial instruments of $412 million is principally the result of rising commodity prices during 2009. See the 'Risk Management' section of this MD&A for further details concerning the Company's financial instruments.

Other revenue includes pipeline and custom treating tariffs of $85 million in 2009, compared to $90 million in 2008 and $85 million in 2007.

Other expense of $48 million includes property impairments of $70 million primarily related to the Burghley development in the UK, a net gain on asset disposals of $37 million, a foreign exchange gain of $15 million, restructuring charges of $18 million relating to the reorganization of the Company's North America business and miscellaneous interest of $18 million.

Income Taxes

The Company's effective income tax rate for 2009, after deducting PRT, was (5)% (2008 – 33%; 2007 – 39%). A number of events in the past three years have affected the Company's effective tax rates, including the proportion of income in higher rate jurisdictions and losses in lower rate jurisdictions and tax rate reductions in Canada.

(millions of C$)	2009	2008	2007

Income (loss) from continuing operations before tax	(566)	4,827	1,748

Less PRT

Current	65	83	262

Future	43	93	(4)

	108	176	258

	(674)	4,651	1,490

Income tax expense (recovery)

Current	720	1,375	656

Future	(686)	154	(70)

	34	1,529	586

Effective income tax rate (%)	(5)	33	39

The normalized effective tax rate was 4% (2008 – 34%, 2007 – 46%). This removes the impact of tax rate changes and the tax on unrealized foreign exchange gains on foreign denominated net debt and intercompany loans of $59 million (2008 – $84 million recovery; 2007 – $100 million). See note 19 to the Consolidated Financial Statements for additional information on the Company's income taxes. Foreign exchange rate fluctuations over the past several years have resulted in taxes on gains and losses related to intercompany loans, non-C$ denominated debt and US$ short term investments for which there is no corresponding amount reflected in income before taxes. The 2009 normalized effective tax rate results from net income in higher rate jurisdictions and losses in lower rate jurisdictions.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, decreased as a result of lower volumes and income on fields in the UK subject to PRT. In addition to the UK, PRT is levied in Australia and other countries, where PRT expense of $21 million and $14 million respectively (2008 – $5 million and $28 million respectively) was recorded during 2009.

Capital Expenditures 1, 2

(millions of C$)	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

North America	1,830	(21)	2,315	37	1,693

UK	680	(7)	733	(39)	1,205

Scandinavia	685	(17)	825	41	584

Southeast Asia	677	(13)	777	52	512

Other [3]	263	68	157	(7)	168

Exploration and development	4,135	(14)	4,807	15	4,162

Corporate, Information Systems and Administrative	47	(27)	64	56	41

Acquisitions	438	(3)	452	43	317

Dispositions	(321)	221	(100)	122	(45)

Discontinued operations

Proceeds on disposition	(2,451)	617	(342)	(76)	(1,432)

Capital expenditures	110	(63)	299	4	287

	1,958	(62)	5,180	56	3,330

1.
Excludes corporate acquisitions.

2.
Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.

3.
Other includes Algeria, Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

During 2009, shale properties were the focus of the Company's capital investment activities in North America. Of the $1.8 billion of capital expenditures in North America, $1.4 billion related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus and Montney shale programs and land purchases. The remaining capital was invested in conventional gas and other properties.

In North America, 95 gross (66 net) shale wells were drilled with 53 gross (45.5 net) in the Pennsylvania Marcellus Shale and 16 gross (15 net) wells in the Montney Shale.

Total capital expenditures in the UK were $680 million, including $149 million for exploration and $531 million for development. Major areas of development activity included the Auk, Claymore and Burghley fields. A total of seven development wells and three exploration wells were drilled in 2009, and one exploration well was drilling over year end.

In Scandinavia, total expenditures were $685 million with $157 million spent on exploration and $528 million spent on development. Development spending included drilling in the Yme, Varg, Brage and Gyda fields. A total of 14 development and exploration wells were drilled during 2009 and four development wells were drilling over year end.

In Southeast Asia, capital expenditures of $677 million included $233 million for exploration and $444 million for development. The exploration expenditure related principally to Block 15-2/01 in Vietnam and Block PM-3 CAA in Malaysia/Vietnam. Development spending included the Northern Fields oil project (including $106 million related to the capitalization of the Northern Fields FSO vessel lease), 17 infill/development wells, primarily in PM-3 CAA, and repairs and a sidetrack well in Australia. In 2009, Talisman participated in 42 development wells, seven exploration wells, and two exploration and appraisal wells were drilling over year end.

Capital expenditures in Algeria included $46 million for development, with Talisman participating in five development wells. Talisman spent $217 million on exploration activities in the rest of the world, including $46 million in Colombia, $70 million in Peru and $58 million in the Kurdistan region of northern Iraq. The Company participated in one exploration well in Colombia and one exploration well in the Kurdistan region of northern Iraq, with wells in Colombia, the Kurdistan region of northern Iraq and Peru drilling over year end.

During the year, the Company spent $253 million on strategic acquisitions in PNG to acquire eight onshore exploration blocks. The Company now holds interests in 10 blocks in PNG, subject to regulatory approval, as part of a gas aggregation strategy.

Information related to details and funding of the planned 2010 capital expenditures program is included in the 'Outlook for 2010' section of this MD&A.

Discontinued Operations

In accordance with Canadian GAAP, Talisman reports the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the closing date, of assets that have been sold. Comparative results have been restated to reflect the impact of operations that have been classified as discontinued during 2009. See note 3 to the Consolidated Financial Statements.

In 2009, Talisman completed the following transactions:

•
the sale of oil and gas producing assets in Western Canada through four separate transactions for proceeds of $1,247 million, resulting in an after tax gain of $456 million;

•
the sale of midstream assets in Western Canada for proceeds of $297 million, resulting in an after tax gain of $55 million;

•
the sale of assets in the Netherlands for proceeds of $596 million, resulting in an after tax gain of $471 million;

•
the sale of a 10% share in the Yme field offshore development and three exploration licences for proceeds of $113 million, resulting in an after tax gain of $6 million; and

•
the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in an after tax gain of $93 million.

In 2009, Talisman also:

•
received $17 million relating to an agreement entered into in 2007 to sell assets in the UK resulting in an after tax gain of $11 million; and

•
entered into an agreement to sell its assets in Tunisia for proceeds of approximately $20 million plus working capital adjustments, resulting in an after tax write-down of $3 million. The sale is expected to be completed in 2010.

In 2008, Talisman completed the sale of assets in Western Canada and Denmark for proceeds of $247 million and $95 million, respectively, resulting in an after tax gain of $119 million and an after tax writedown of $46 million, respectively. In the UK, the Company recorded a positive after tax closing adjustment of $36 million and an after tax write-down of $32 million in respect of oil and gas properties sold in 2007 and 2006.

In 2007, Talisman completed the sale of non-core assets in Western Canada for aggregate proceeds of $1.2 billion, resulting in an aggregate after tax gain of $581 million. In the UK, the Company sold non-operated interests for proceeds of $510 million, resulting in an after tax gain of $355 million, and sold assets resulting in an after tax write-down of $32 million.

Talisman has approximately $236 million of abandonment letters of credit in place from January 1, 2010 until December 31, 2010 in respect of asset retirement obligations relating to assets sold in 2008.

Results of Discontinued Operations

	Years ended December 31

	North America			UK			Scandinavia			Other			Total
(millions of C$)	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Income (loss) from discontinued operations, net of tax	44	207	183	–	32	111	1	20	(7)	19	69	3	64	328	290

Gain (loss) on disposition of assets, net of tax	511	119	581	482	4	303	(2)	(54)	–	90	–	–	1,081	69	884

Net income (loss) from discontinued operations	555	326	764	482	36	414	(1)	(34)	(7)	109	69	3	1,145	397	1,174

Daily Average Production Volumes of Discontinued Operations

	2009	2009 vs 2008 (%)	2008	2008 vs 2007 (%)	2007

North America

oil and liquids (mbbls/d)	7	(42)	12	(20)	15

natural gas (mmcf/d)	15	(56)	34	(64)	95

UK

oil and liquids (mbbls/d)	–	(100)	1	(89)	9

natural gas (mmcf/d)	–	(100)	20	(73)	73

Scandinavia

oil and liquids (mbbls/d)	–	(100)	1	(67)	3

Other

oil and liquids (mbbls/d)	2	(67)	6	(14)	7

Total discontinued operations (mboe/d)	12	(59)	29	(53)	62

Of the 12 mboe/d of production from discontinued operations in 2009, 11 mboe/d represents production from asset sales that closed in the year, while 1 mboe/d represents production from asset sales that are expected to close in 2010.

Reserves Replacement

Talisman's 2009 reserves data has been compiled in accordance with the SEC's new reserves disclosure requirements, which include an average annual pricing methodology. Refer to the 'New Regulatory Developments' section of this MD&A for further information. In addition, Talisman has adopted the new FASB accounting standard Extractive Activities – Oil and Gas for both Canadian and US reporting purposes. 2008 reserves data was calculated under the previous SEC reserves estimation requirements, which included a year-end pricing methodology.

Talisman added 250.9 mmboe of proven reserves compared to production of 155.0 mmboe for a replacement of 162% of 2009 production. North America accounts for the largest increase in reserves as a result of the successful drilling programs in both the Pennsylvania Marcellus and Montney shale plays. Price-related revisions increased gross proved reserves by 77.1 mmboe, principally related to the Company's UK operations.

Talisman added 116.8 mmbbls of gross proven oil and liquids reserves through drilling and revisions. The UK (50%) and North America (19%) account for the majority of Talisman's oil and liquids reserves as at December 31, 2009. International reserve additions are dependent on the timing of project approvals and drilling results. In 2009, Talisman had one project sanctioned in Southeast Asia.

Talisman added 804.8 bcf of gross proven natural gas reserves through drilling and revisions. In North America, gross total proved natural gas reserves were 2.9 tcf at December 31, 2009, up 9% from the previous year. North America comprised 55% of the Company's gross total proved natural gas reserves as at December 31, 2009.

At the year-end, proved shale reserves accounted for about 18% of gross North American natural gas reserves. Talisman's gross proved international natural gas reserves at the year-end were 2.4 tcf, down 12% from the previous year. International reserves accounted for 45% of the Company's total proved natural gas reserves, with Southeast Asia constituting 43% of total worldwide gross proved natural gas reserves.

Total gross proved	Oil & natural gas liquids (mmbbls)	Natural gas (bcf)	boe (mm)

At December 31, 2008	544.5	5,338.4	1,434.3

Discoveries, extensions and additions	29.0	861.7	172.6

Net dispositions	(52.5)	(402.0)	(119.5)

Price revisions	86.0	(53.1)	77.1

Other revisions	1.8	(3.8)	1.2

Production	(76.9)	(468.5)	(155.0)

At December 31, 2009	531.9	5,272.7	1,410.7

The Company uses reserves replacement ratios as an indicator of its ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning, property acquisitions and year-end prices. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The proved reserves replacement ratios, noted in the 'Highlights' section of this MD&A were calculated as follows: 162% was calculated by dividing the sum of changes (discoveries, extensions and additions, price revisions and other revisions) to gross proved oil and gas reserves during 2009 by the Company's 2009 gross production; and 112% was calculated by excluding price revisions from changes to gross proved oil and gas reserves.

Liquidity and Capital Resources

Talisman's long-term debt at December 31, 2009 was $3.8 billion ($2.1 billion, net of cash and cash equivalents and bank indebtedness), down from $4.0 billion ($3.9 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2008. During 2009, the Company generated $3.6 billion of cash provided by operating activities, incurred capital expenditures of $4.1 billion, received proceeds of $2.7 billion from the disposition of non-core assets and received proceeds of $1.0 billion from the settlement of held-for-trading commodity derivatives.

The Company has an active hedging program that will partially protect 2010 cash flow from the effect of declining commodity prices. At December 31, 2009, the fair value of the Company's commodity price derivatives was a liability of $265 million, which can be settled from cash on hand. See the 'Risk Management' section of this MD&A.

The majority of the Company's debt matures subsequent to 2014, with $10 million maturing in 2010 and $350 million in 2011.

The Company is in compliance with all of its debt covenants. The Company's principal financial covenants include a debt to cash flow ratio, calculated quarterly on a trailing twelve month basis, and a minimum net worth requirement, calculated quarterly but based on the most recently completed year-end results.

At December 31, 2009, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders. The Company enhanced its liquidity during 2009 with the issuance of US$200 million notes under a private placement agreement and US$700 million of public debt notes.

Two ratios that the Company uses to measure its financial strength are the debt-to-debt plus equity ratio, and debt-to-cash flow ratio (where cash flow is defined as cash provided by operating activities plus changes in non-cash working capital). At December 31, long-term debt-to-long-term debt plus shareholders' equity was 26%. For the year ended December 31, 2009, the long-term debt-to-cash flow ratio was 0.96:1. See note 12 to the Consolidated Financial Statements for further details of the ratios used by the Company to manage capital.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the credit risk guidelines. At this time, Talisman expects that the counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2009, approximately 89% of the Company's trade accounts receivable were current. Talisman had no customers with individually significant balances outstanding at December 31, 2009. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

The Company utilizes letters of credit largely pursuant to uncommitted letter of credit facilities. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. At December 31, 2009, letters of credit totaling $1.3 billion had been issued. The balance of outstanding letters of credit increased to $1.4 billion on January 1, 2010.

Talisman's investment grade senior unsecured long-term debt credit ratings from DBRS, Moody's and S&P are BBB (high) (stable outlook), Baa2 (negative outlook) and BBB (stable outlook), respectively.

On April 9, 2008, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market. The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market. In May 2009, the Company issued US$700 million of notes pursuant to the shelf prospectus in the US.

In November 2009, Talisman renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange pursuant to which the Company may repurchase up to 50,945,743 of its common shares (representing 5% of the common shares outstanding at November 18, 2009) during the 12-month period commencing December 2, 2009 and ending December 1, 2010. Shareholders may obtain a copy of the Company's notice of intention to make an NCIB free of charge by emailing the Company at tlm@talisman-energy.com. During the year ended December 31, 2009, Talisman did not repurchase any common shares of the Company under its NCIB.

Common share dividends of $229 million were paid in 2009 (2008 – $204 million; 2007 – $180 million) at an aggregate of $0.225 per share (2008 – $0.20 per share; 2007 – $0.175 per share). The Company's dividend is determined semi-annually by the Board of Directors.

At December 31, 2009, there were 1,014,876,564 common shares outstanding (2008 – 1,014,708,249). Subsequent to December 31, 2009, 29,900 stock options were exercised for shares. In addition, following the vesting of the 2008 PSU Plan units on January 31, 2010, the 4,062,000 shares held in trust were used to settle the Company's obligation and, accordingly, were added back to the total issued and outstanding common shares. There were 1,018,968,464 common shares outstanding at February 26, 2010.

At December 31, 2009, there were 69,489,526 stock options and 10,078,102 cash units outstanding. Subsequent to December 31, 2009, 1,534,939 stock options were exercised for cash, 29,900 were exercised for shares, 171,985 were granted and 122,822 were cancelled, with 67,973,850 outstanding at February 26, 2010. Subsequent to December 31, 2009, 120,020 cash units were exercised, 6,470 were granted and 13,540 were cancelled with 9,951,012 outstanding at February 26, 2010.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 10 and 13 to the Consolidated Financial Statements.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annual impact of these factors for 2010 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$60/bbl, a NYMEX natural gas price of US$3.50/mmbtu and exchange rates of US$0.85=C$1 and UK£1=C$1.88.

(millions of C$)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	50	95

Natural gas – 60 mmcf/d	20	55

Price changes [1]

Oil – US$1/bbl	35	40

Natural gas: (North America) [2] – US$0.10/mcf	20	25

Exchange rate changes

US$/C$ decreased by US$0.01	30	35

C$/UK£ increase by C$0.02	(10)	1

1.
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivatives terms in the 'Risk Management' section of this MD&A, and note 15 to the Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK and Scandinavia is not material. The natural gas price in Malaysia, Vietnam and most of the natural gas price in Indonesia is linked to the price of crude oil and, accordingly, has been included in the price sensitivity for oil.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's abandonment obligations, debt repayment obligations and significant commitments can be found in notes 9, 10 and 16, respectively, to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

The following table includes the Company's gross long-term debt, abandonment obligations, stock options and cash units, and other expected future payment commitments as at December 31, 2009 and estimated timing of such payments:

			Payments due by period 1, [2] (millions of C$)

Commitments	Liability recognized in balance sheet	Total	Less than 1 year	1-3 years	3-5 years	> 5 years

Gross long-term debt	Yes – Liability	3,820	10	350	52	3,408

Abandonment obligations [3]	Yes – Partially accrued as liability	4,762	30	60	123	4,549

Office leases	No	182	41	69	62	10

Vessel leases	No	822	195	333	217	77

Transportation and processing commitments [4]	No	1,252	191	359	242	460

Minimum work commitments	No	818	251	397	151	19

Other service contracts [5]	No	1,062	569	337	95	61

Stock-based compensation [6]	Yes – Liability	307	280	27	–	–

Total		13,025	1,567	1,932	942	8,584

1.
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2.
Payments denominated in foreign currencies have been translated at the December 31, 2009 exchange rate.

3.
The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4.
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5.
Other service contracts includes drilling rig commitments to meet a portion of the Company's future drilling requirements.

6.
The liability for stock-based compensation recognized on the balance sheet is based on the Company's year-end stock price and the number of stock options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. The Company periodically enters into physical delivery transactions for commodities at fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. These contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values, and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2009, including their respective fair values, are detailed in notes 15 and 16 to the Consolidated Financial Statements.

To date, the Company has elected not to designate as hedges any commodity price derivative contracts entered into since January 1, 2007. Additionally, in 2008, the Company no longer designated its interest rate swap as a fair value hedge. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2009, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling

Oil

Dated Brent oil collars	Jan-Dec 2010	28,000 bbls/d	US$52.57/80.14

Dated Brent oil collars	Jan-Dec 2010	25,000 bbls/d	US$71.72/90.00

WTI crude oil collars	Jan-Dec 2010	22,000 bbls/d	US$50.20/60.87

Natural Gas

AECO natural gas collars	Jan-Jun 2010	94,820 mcf/d	C$5.82/7.17

AECO natural gas collars	Jan-Dec 2010	47,410 mcf/d	C$5.78/7.39

NYMEX natural gas collars	Jul-Dec 2010	95,000 mcf/d	US$5.90/7.03

ICE natural gas swaps	Jan 2010-Jun 2011	18,879 mcf/d	C$6.69

Further details of contracts outstanding are presented in note 15 to the Consolidated Financial Statements.

The Company entered into the following commodity price derivative contracts during the period from January 1, 2010 to February 26, 2010:

Contract	Term	Average volume	Average price or floor/ceiling

Natural Gas

NYMEX natural gas collars	Jan-Dec 2011	71,202 mcf/d	US$6.14/6.59

NYMEX natural gas swaps	Jan-Dec 2011	23,734 mcf/d	US$6.12

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at December 31, 2009:

Contract	Term	mcf/d	C$/mcf

AECO natural gas swaps	Jan-Dec 2010	14,223	6.33

AECO natural gas collars	Jan-Dec 2010	175,417	6.33/7.55

AECO natural gas swaps	Jan 2010-Dec 2011	3,671	3.10

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under the agreement with Caltex, the majority of natural gas sales are exchanged for crude oil on a percentage of an energy equivalent basis. The minimum volume commitment under this contract is approximately 236 bcf over the remaining 12 year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of fuel oil in Singapore. The minimum volume commitment is approximately 260 bcf over the remaining 14 year life of the contract. Sales from Corridor to West Java are under long-term contract at a price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 713 bcf over the remaining 14 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract relating to the PM-3 CAA PSC in Malaysia/Vietnam, ending in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all future delivery requirements.

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million. The cross currency swap is designated as a cash flow hedge.

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

		Three months ended

(millions of C$, unless otherwise stated)	Total Year	Dec. 31 [1]	Sept. 30 [1]	Jun. 30 [1]	Mar. 31 [1]

2009

Gross sales	7,528	2,180	1,766	1,771	1,811

Total revenue	6,488	1,825	1,531	1,580	1,552

Net income (loss) from continuing operations	(708)	(190)	11	(435)	(94)

Net income (loss)	437	(111)	30	63	455

Per common share ($)

Net income (loss) from continuing operations	(0.70)	(0.19)	0.01	(0.43)	(0.09)

Diluted net income (loss) from continuing operations [2]	(0.70)	(0.19)	0.01	(0.43)	(0.09)

Net income (loss)	0.43	(0.11)	0.03	0.06	0.45

Diluted net income (loss) [2]	0.43	(0.11)	0.03	0.06	0.45

Daily average production

Oil and liquids (bbls/d) [3]	201	200	188	200	217

Natural gas (mmcf/d)	1,268	1,312	1,239	1,254	1,271

Continuing operations (mboe/d)	413	418	393	409	429

Discontinued operations (mboe/d)	12	5	8	15	21

Total (mboe/d)	425	423	401	424	450

2008

Gross sales	11,275	2,121	3,203	3,645	2,306

Total revenue	9,358	1,774	2,647	2,969	1,968

Net income from continuing operations	3,122	1,163	1,334	226	399

Net income	3,519	1,202	1,425	426	466

Per common share ($)

Net income from continuing operations	3.07	1.14	1.32	0.22	0.39

Diluted net income from continuing operations [2]	3.02	1.13	1.28	0.22	0.39

Net income	3.46	1.18	1.40	0.42	0.46

Diluted net income [2]	3.40	1.16	1.38	0.41	0.45

Daily average production

Oil and liquids (bbls/d) [3]	204	209	212	199	195

Natural gas (mmcf/d)	1,193	1,190	1,231	1,210	1,140

Continuing operations (mboe/d)	403	407	418	400	385

Discontinued operations (mboe/d)	29	25	25	32	34

Total (mboe/d)	432	432	443	432	419

1.
Prior periods have been restated to reflect the impact of discontinued operations. See note 3 to the Consolidated Financial Statements.

2.
Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares. However, since the introduction of the cash feature in the Company's Employee Stock Option Plan, only approximately 3% of stock options have been exercised for common shares and, therefore, the dilution was insignificant.

3.
Includes oil volumes produced into, and excludes oil volumes (sold out of) inventory for the years ended December 31, 2008 and 2007 of (5,479) bbls/d and 1,726 bbls/d, respectively.

During the fourth quarter of 2009, gross sales increased by $59 million over the fourth quarter of 2008 as a result of increased gas production and increased oil prices, partially offset by decreased oil production and decreased gas prices. Net income from continuing operations in the fourth quarter decreased by $1.4 billion from the same period in 2008 resulting from a loss on held-for-trading financial instruments compared to a gain of approximately $1.7 billion in 2008, offset by a decrease in DD&A expense.

Also, during the fourth quarter of 2009, the Company:

•
added to its land acreage in the Pennsylvania Marcellus and Montney shale plays;

•
closed sales of oil and gas producing assets in Western Canada for aggregate proceeds of $447 million, resulting in an aggregate gain of $78 million; and

•
closed the sale of a 10% interest in the Yme asset in Scandinavia.

Outlook for 2010

Talisman expects production in 2010 will be broadly the same as 2009 at around 425,000 boe/d, excluding any asset sales in North America during 2010. Capital spending is expected to be approximately $5.2 billion (including approximately $300 million of capitalized leases), funded by cash provided by operating activities, proceeds from expected asset sales and Talisman's balance sheet strength.

North America

Talisman plans to spend $1.9 billion in North America in 2010, $1.6 billion of which will be spent on shale programs. Within the Pennsylvania Marcellus and Montney shale plays, development drilling is expected to more than double from 2009 levels.

In the Pennsylvania Marcellus, the Company has budgeted close to $1 billion, ramping up to 10 rigs (currently six) over the course of 2010. Talisman plans to drill 170 net wells in the Pennsylvania Marcellus in 2010 (up from 45.5 in 2009), with about 145 wells completed and tied-in. Talisman expects to exit 2010 at between 250-300 mmcf/d, up from 65 mmcf/d at the end of 2009. Plans are built on an expected ultimate recovery per well of 3.5 bcf, with 30 day initial production rates of 3 mmcf/d. The majority of Pennsylvania Marcellus wells have been permitted and the Company has secured sufficient egress capacity, water access and disposal for its 2010 plans.

In the Montney Shale, Talisman is moving the Farrell Creek area into commercial development with approximately 25 horizontal development wells expected in 2010 and plans to complete 17 of these during the year. In addition, Talisman expects to drill 10-15 Montney shale pilot wells. The Company will increase its number of rigs in the Montney Shale in 2010 and spend approximately $550 million.

Spending on the conventional asset base will be limited to $270 million, a significant portion of which will be focused on the Chauvin oil development drilling program, with the remainder spent on focused, high return, tight gas drilling in the Ojay and Wild River production areas.

UK

In the UK, planned development expenditures in 2010 are $800 million.

Major projects in the UK include the Auk North project (first production expected in 2011), the Auk South project (first production expected in 2012) and the Burghley development (first production expected in 2010). Talisman is also completing a well north of Tweedsmuir to test a northern extension to the field. The Company also expects to restart development drilling in Claymore and begin the first phase of an upgrade project to the Claymore compressors, which should improve field reliability.

Development planning will commence for the recent Cayley, Shaw and Godwin discoveries, which will be linked to an upgrade of the Montrose/Arbroath facilities.

Scandinavia

In Scandinavia, planned development expenditures in 2010 are $850 million, which includes a non-cash capitalized lease of approximately $300 million. Activities will focus on bringing the Yme redevelopment project onstream, with first oil expected in the second half of 2010. There is also a 10 well development program planned for the Varg, Gyda and Brage areas.

Southeast Asia

In Southeast Asia, planned development expenditures in 2010 are $780 million. Major activities include a 16 development/infill well drilling program at PM-3 CAA in Malaysia/Vietnam, platform upgrades and planning for the Phase 2 incremental oil recovery project.

The Company is currently reassessing the design of its HSD/HST oilfield developments in Vietnam. Talisman and its working interest partners approved sanction of the Kitan discovery offshore Australia and are awaiting approval from the Timor Leste/Australia Authority. First production from this discovery is expected to occur in 2011. The Company expects to start development drilling in PNG for the early condensate recovery scheme in one of the blocks acquired in 2009.

Other

Capital expenditures on development in the rest of the world during 2010 are expected to be $190 million.

International Exploration

Excluding North America, exploration spending in 2010 is budgeted at approximately $700 million.

Nearly $500 million of the total will be spent in potential new core areas, with wells planned for Colombia, Peru and the Kurdistan region of northern Iraq, as well as the first two deepwater wells in the Pasangkayu PSC in the Makassar Strait, Indonesia. As part of the plan to aggregate gas in PNG, the Company plans to drill onshore wells in 2010.

The remainder of the exploration spend will be in existing core areas. Talisman plans an appraisal well on the Grevling discovery in Norway. The Company plans to drill an exploration well in the Northern Fields in PM-3 CAA and reprocess seismic over the Sabah exploration blocks acquired during 2009.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the United States Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2009, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

During 2009, Talisman implemented a new financial reporting consolidation application. The implementation of this new application was not in response to any deficiency in the Company's internal controls, rather the application provides an improvement to the Company's internal control environment. The application was rigorously tested prior to implementation and management believes this application provides an increased level of control over the consolidated financial statement preparation process.

During 2009, Talisman implemented 'Integrity Matters', a tool that allows employees, contract workers, vendors and all other Talisman stakeholders to voice concerns about the Company and its operations. In addition, Talisman launched a global investigation policy to ensure appropriate follow up to those concerns. 'Integrity Matters' replaces and expands the scope of the previous Accounting and

Auditing hotline. It is management's opinion that these changes will provide a more effective means to ensure serious grievances are heard and dealt with, and represents an improvement in the Company's internal control environment.

There have been no other significant changes in Talisman's internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators and the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods required.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted, while the Company's Chief Executive Officer and Chief Financial Officer believe, with reasonable assurance, that the Company's disclosure controls and procedures are effective, they do not expect that the Company's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiffs' appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiffs' proposed third amended complaint. The plaintiffs have indicated they intend to request the US Supreme Court to hear an appeal of the Second Circuit Court of Appeals decision. Talisman believes the lawsuit is entirely without merit.

Application of Critical Accounting Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for PP&E, asset retirement obligations and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data become available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices with a cost profile based on current operations. Reporting oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices, represents a change from previous methodology. Refer to the 'Changes in Accounting Policies' and 'New US Accounting Pronouncements' sections of this MD&A for further information. Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the DD&A of the Company's property, plant and equipment, asset and goodwill impairments and the provision for future asset retirement obligations.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's Annual Information Form. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related future net cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's property, plant and equipment is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

As outlined in the Company's DD&A accounting policy and PP&E notes (notes 1(d), 1(e) and 8 to the Consolidated Financial Statements), $4.7 billion (2008 – $5.1 billion) of the Company's PP&E is held in non-depleted capital and is not currently subject to DD&A. The balance of non-depleted capital relates to the costs of individually material land purchases ($1.9 billion) which will either be transferred to the depletable base when proved or written off if unsuccessful, development projects which will be amortized when production commences ($1.6 billion), the costs of acquired unproved reserves ($0.4 billion) and incomplete drilling activities, including those wells under evaluation or awaiting infrastructure ($0.8 billion). Uncertainty exists with the recoverability of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells is determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserves base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the property, plant and equipment balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value. The determination of fair value requires management to make assumptions regarding cash flows into the future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. Changes in any of these assumptions could result in an impairment of all or a portion of the carrying value of oil and gas assets and goodwill in future periods.

During the year, the Company recorded an impairment of oil and gas assets of $70 million (2008 – $4 million; 2007 – $9 million), which is included in other expenses on the Consolidated Statements of Income.

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate. The impairment test requires that goodwill be allocated to reporting units which are determined by aggregating components having similar economic characteristics and/or are in similar geographic locations. These reporting units correspond with the segments described in note 24 to the Consolidated Financial Statements and have not changed during the year. No impairments to goodwill were recorded during the year.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future DD&A expense and impairment tests.

In 2009, Talisman completed the following transactions:

•
acquired all of the outstanding shares of Rift Oil plc, a public company having 100% working interests in two exploration licences in PNG, for $198 million in cash;

•
acquired all of the outstanding shares of Horizon Oil (Kanau) Limited, a company having interests in exploration licences in PNG, for $32 million in cash. A portion of this transaction is awaiting government approval. Once approval is obtained, an additional cash payment of $21 million will be required;

•
acquired all of the outstanding shares of Papua Petroleum Limited, a company having interests in four exploration licences in PNG, for $23 million in cash;

•
acquired an operated interest in Block K9 in the Kurdistan region of northern Iraq for $29 million in cash, plus additional payments which are dependent upon the level of estimated reserves; and

•
completed minor oil and gas property acquisitions for $28 million in cash.

In 2008, Talisman completed the following transactions:

•
acquired all of the outstanding shares of RSX Energy Inc., a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta;

•
acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq. The Company also entered into a seismic services agreement related to Block K39 for a period of two years, following which Talisman has the option to enter into a PSCs as operator of the block with a 60% working interest; and

•
completed minor oil and gas property acquisitions in North America.

In 2007, Talisman completed the following transactions:

•
acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project located in Indonesia; and

•
completed minor oil and gas property acquisitions.

Refer to note 4 to the Consolidated Financial Statements for further details of the Company's acquisitions.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. At December 31, 2009, the discounted fair value of the Company's ARO liability was $2.2 billion (2008 – $2.0 billion) and is recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. The total undiscounted abandonment obligations were estimated at $4.8 billion at December 31, 2009 (2008 – $4.7 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice.

Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Changes to these estimates in the past year resulted in an increase to the ARO liability of $218 million related primarily to changes in estimated field life in the UK. As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one additional year, the fair value of the liability would decrease by approximately $104 million.

Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, the future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Future tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying temporary differences can be deducted. Based on expectations for the future and available tax-planning strategies, management expects remaining future tax assets will be realized as offsets to reversing future tax liabilities and as offsets to the tax consequences of future taxable income.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1(j) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs. However, the Company's operations in the UK, Canada and Norway are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK£, C$ and NOK, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.

The Eurobond debt, denominated in UK£, and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

Production Sharing Contractual (PSC) Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 1(l) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheets, with unrealized changes in fair value recorded in income or other comprehensive income. Realized gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Impact of the Economic Environment on Critical Accounting Policies and Estimates

Market conditions deteriorated significantly during the latter part of 2008, which impacted the Company's critical accounting policies and estimates. The impacts noted in 2008 included a higher risk of counterparty default, reduced commodity prices which lowered cash flow projections used in asset impairment calculations, and changes in discount rates used to calculate asset retirement and pension obligations. Market conditions stabilized during 2009, largely reversing the impact of the 2008 market conditions on critical accounting policies and estimates.

Changes in Accounting Policies

Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

Goodwill and Intangible Assets

Effective January 1, 2009, Talisman adopted the CICA recommendations relating to the recognition, measurement and disclosure of Goodwill and Intangible Assets (section 3064). The adoption of these recommendations had no impact on Talisman.

Fair Value Measurements of Financial Assets and Liabilities

In 2009, the CICA revised section 3862 to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements. Since Talisman has previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its Consolidated Financial Statements, this amendment had no impact on Talisman.

Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman adopted retrospectively the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of the abstract did not have a material impact on Talisman's financial position.

Consolidated Financial Statements

In 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman due to the adoption of International Financial Reporting Standards (IFRS), discussed below.

Business combinations

In 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman due to the adoption of IFRS, discussed below.

New US Accounting Pronouncements

Extractive Activities – Oil and Gas

In January 2010, the FASB issued Extractive Activities – Oil and Gas, to align the reserve calculation and disclosure requirements with the requirements in the SEC Rule, Modernization of Oil and Gas Reporting Requirements. Effective December 31, 2009, but carried back to October 1, 2009, Talisman adopted this standard prospectively whereby yearly average commodity prices were used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009, yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

The new standard permits companies to disclose information on probable and possible reserves. The new rules require companies to report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices. In addition, the new standard adds, subject to certain exemptions, a 15% test to use as a minimum guideline for reporting "significant" reserves by geographic area, subject to various exemptions.

Subsequent Events

In 2009, the FASB issued Subsequent Events. The new standard reflects the existing principles of current subsequent event accounting guidance. The adoption of this standard did not have a material impact on the Company's results or financial position.

Fair Value Measurement

In January 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The new standard requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements. Additionally, entities are required to present separately information about purchases, sales, issuances and settlements of level 3 fair value measurements. This amendment will be effective for Talisman's 2010 reporting and is not expected to have a material impact on the Company's results or financial position.

In 2009, FASB issued recommendations which amend Fair Value Measurement and Disclosure by providing additional guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the amendments require that the fair value of the liability be measured using one or more of the listed valuation techniques that should maximize use of relevant observable inputs, and minimize the use of unobservable inputs. The adoption of this amendment did not have a material impact on Talisman's results or financial position.

Derivative Instruments and Hedging Activities

In 2008, the FASB issued Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The disclosure required by this standard is provided in note 15 to the Consolidated Financial Statements.

Employee Benefits

In 2008, the FASB issued Employers' Disclosures about Post-Retirement Benefit Plans Assets, which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. The disclosure required by this standard is provided in note 23 to the Consolidated Financial Statements.

Business Combinations

In 2007, the FASB issued Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair values as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. On January 1, 2009, Talisman adopted this statement prospectively. The adoption of this statement did not materially impact the Company's results of operations or financial position.

Accounting Standards Codification

In 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative US GAAP. Since the codification was not intended to change existing US GAAP, its adoption did not have an impact on Talisman's consolidated financial statements prepared in accordance with US GAAP.

New Regulatory Developments

The SEC Rule, Modernization of Oil and Gas Reporting Requirements is effective for Talisman's 2009 reporting. The new rules permit the use of new technologies to determine proved reserves, if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. As a result of the changes, companies are permitted to disclose information on probable and possible reserves. The new rules require companies to report the independence and qualifications of reserves preparer or auditor, and report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information. The Company has established a dedicated IFRS project team to address the conversion to IFRS that reports regularly to a steering committee, senior management and the Audit Committee.

Talisman's IFRS conversion project is progressing according to a changeover plan and timetable established by management as follows:

Accounting policies (ongoing – to be finalized before IFRS reporting in 2011)

A preliminary assessment of the impact of IFRS on accounting policies has been completed. Specifically, an initial diagnostic was completed in 2008 that identified areas of potential impact between Canadian GAAP and IFRS. By June 30, 2009, the Company had further assessed the similarities and differences between the accounting standards and preliminarily approved the selection of accounting policies, including the IFRS 1 exemptions. By September 30, 2009, the design changes required to support these policies were identified and execution had commenced.

Based on work completed to date, management has determined that IFRS will have a significant impact on the Company's accounting for PP&E and income taxes. Areas impacting accounting for PP&E include impairments, ARO, taxes and other minor adjustments. Other areas of impact include employee future benefits, share-based payments and discontinued operations.

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition to IFRS. Talisman continues to monitor the development of standards, which are expected to change prior to 2011.

Impairments – Canadian GAAP requires a two-step approach to impairment testing. Undiscounted cash flows are first compared to asset carrying values to determine whether impairment exists. If so, impairment is measured by comparing asset carrying values with fair values calculated using discounted cash flows. IFRS uses a one-step approach to testing for and measuring of impairment, with asset carrying values compared directly with the higher of fair value less cost to sell and value-in-use (which uses discounted future cash flows). This will lead to additional impairment write-downs where carrying values were previously supported under Canadian GAAP on an undiscounted cash flow basis. IFRS also requires the reversal of any previous impairment losses where circumstances have changed such that impairments have been reduced. Canadian GAAP prohibits the reversal of impairment losses. IFRS will result in greater variability in net income and carrying values of PP&E.

Asset Retirement Obligations – Under IFRS, a change in the current market-based discount rate will result in a change in the measurement of the provision. A change in the discount rate alone does not result in a re-measurement of the ARO liability under Canadian GAAP. As market-based discount rates change, IFRS will result in greater volatility in the ARO liability, carrying values of PP&E and net income.

Income taxes – IFRS differs from Canadian GAAP for purposes of recognizing deferred (or future) taxes, specifically in relation to intercompany transfers, asset acquisitions, PRT, foreign currency and other minor items. Due to these differences and the tax effects of other IFRS adjustments, IFRS will cause volatility in the deferred taxes liability and net income.

Employee future benefits – In anticipation of changes proposed by the International Accounting Standards Board to eliminate the use of the "corridor" approach to pension accounting currently used under Canadian GAAP, the Company plans to recognize actuarial gains and losses immediately into the income statement under IFRS. This change may create marginal volatility in net income.

Share-based payments – IFRS requires that cash-settled share-based payments be measured based on fair values using an option pricing model, similar to US GAAP requirements. Currently, under Canadian GAAP, the Company uses the intrinsic value method to measure cash-settled awards. IFRS will result in a different measurement of the liability and current charge to net income.

Discontinued Operations – Under Canadian GAAP, asset dispositions are classified as discontinued operations if certain criteria are met. Under IFRS, only disposals of significant operations such as a geographical segment or a separate major line of business meet the requirements to present the results as discontinued operations. Therefore, under IFRS, the Company expects to report fewer asset dispositions as discontinued operations.

IFRS 1 provides relief from retrospective restatement in the form of exemptions and exceptions. As a first-time adopter, the Company currently expects to apply IFRS 1 exemptions allowing:

•
the election to not restate past business combinations;

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the cumulative foreign currency translation differences for all foreign operations to be set to zero with the offset to retained earnings at January 1, 2010;

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the application of a modified approach described in IFRS 1 to calculating the retrospective cost component of PP&E relating to the Company's ARO;

•
the recognition of all cumulative unrecognized actuarial gains and losses on employee future benefits in retained earnings as at January 1, 2010;

•
the prospective application of the Borrowing Costs standard from January 1, 2010; and

•
the election to not apply IFRS 2 Share-Based Payments to awards that vested prior to January 1, 2010.

The Company may also elect to measure certain items of PP&E at fair value as at January 1, 2010 and use the fair value as deemed cost exemption under IFRS 1.

The Company is currently working with advisors to understand the practical application of the IFRS principles which will affect the quantification of IFRS retrospective adjustments as at January 1, 2010 and the subsequent IFRS Consolidated Financial Statements.

Control Environment (Ongoing to 2011 year end reporting)

As the accounting policy work progresses, changes to design and implementation of both internal controls over financial reporting and disclosure controls are being made. Additional disclosure controls related to first-time adoption are currently being implemented. The design changes for internal controls over financial reporting will be completed and evaluated by the first quarter of 2011 with operating effectiveness to be evaluated prior to 2011 year end reporting.

Training and Communication (Ongoing to first quarter 2011 reporting)

Training of accounting personnel impacted by the transition to IFRS has been completed across the Company and coordination with other key internal stakeholders continues. The Audit Committee was provided with an IFRS information session and receives quarterly updates and presentations on project status. More frequent IFRS sessions are held with senior management to discuss the potential impacts of implementing IFRS. IFRS training for the Company's Board of Directors is currently contemplated for 2010.

IT Systems (Ongoing to 2011 year end reporting)

The Company is currently developing and implementing system modifications to support dual recording for the capture and reporting of IFRS financial information during 2010. Data capture within these systems is currently being tested and is expected to be ready for use by March 2010. Thereafter, changes required to support IFRS reporting will commence and are expected to be in place by the first quarter of 2011. Plans are under development in preparation for go-live in early 2011 to IFRS, which will require the loading of IFRS financial information into the current Canadian GAAP accounting and reporting systems. Work has commenced to implement changes to the budgeting and forecasting systems to embed the more significant aspects of IFRS within the Company's planning cycle.

Business Activities (Ongoing to 2011 year end reporting)

The calculation of the Company's debt covenants is not expected to be affected by the transition to IFRS. However, recalculation of debt covenants under IFRS will continue to be monitored during the transition.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production, or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Reputational Impact of an Environmental, Safety or Security Incident

Oil and gas drilling and producing operations are subject to many risks, including incidents which could result in environmental damage, regulatory investigations, penalties and liabilities to third parties, personal injury, loss of life and damage or destruction of properties. An environmental, safety or security incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

The Company's operations may be adversely affected by security incidents which are not within the control of Talisman, including, among other things, killings, kidnappings, extortion, lawlessness, gang or criminal activity, landmines, unexploded ordnance and conflict zones.

Egress and Gas Buyers

As rapidly increasing volumes of natural gas are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such event, there is a risk that some production may be affected from waiting on pipeline connection or infrastructure additions. A result could be reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Access to Credit and Letters of Credit

The Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. While the Company may have access to various financing options, including draws on existing facilities and the issuance of debt or equity, the terms of such financing options may not be acceptable to the Company.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Bribery

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries and the possibility exists that Talisman could be subject to bribery allegations. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. However, if Talisman is found not to have taken effective steps to address allegations or findings of bribery or corruption in its business, this may impair Talisman's ability to participate in business with governments or non-governmental organizations. This may result in formal exclusions from such business, which may have a material adverse effect on the Company's business.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in the Company's Annual Information Form.

Major Accident

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties. The Company has a health, safety, security, environment and operational integrity ("HSSE/OI") management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Fiscal Stability

Governments may amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition with respect to its operations. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities, or are subject to United Nations

(UN) or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year international exploration portfolio may be compromised.

Industry Cost Inflation

The industry costs to find and develop reserves have generally risen over time. An upward swing in industry activity could increase key input demand and prices, at least in the short-run, and possibly delay sourcing of key labour, materials or facilities construction. Rising industry costs broadly correspond with higher oil and gas prices, but in a competitive market among competing fuels, it is possible that not all costs may be recovered through higher prices. Although the Company strives for continuous improvement in its planning and procurement, material or unexpected changes can affect the Company's financial performance.

Regulatory Delays, Including Delays in Shale Gas Drilling

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, environmental matters, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy.

In addition, the Company may be subject to revisions of laws and regulations applicable to its operations. For example, in New York, continued delays are forecast to be caused by the New York State's updating of its Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program. In Pennsylvania, delays could also be experienced as Pennsylvania continues to update the Pennsylvania Oil & Gas Act and other State laws.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas (GHG) emissions related legislation. Current GHG emissions legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions which currently do not have GHG emissions legislation or where GHG emissions legislation is emerging or subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In June 2009, the US House of Representatives passed the American Clean Energy and Security Act (ACES), which is still in the process of being finalized. As currently written, ACES would establish a federal GHG emissions cap-and-trade program. The likelihood and details of a final bill are unclear. Also, in early 2010, the US federal government submitted a commitment to the UN to reduce GHG emissions by 17% from 2005 levels by 2020, in conformity with anticipated US energy and climate legislation.

In December 2009, using US Supreme Court-verified authority under section 202(a) of the US Clean Air Act, the Environmental Protection Agency (EPA) Administrator signed two key GHG findings. The findings alone do not impose any requirements, but they are necessary precursors to proposed EPA regulatory activities under the Clean Air Act to regulate GHG emissions controls. The EPA has proposed certain industrial GHG emissions control rules in contemplation of the finalization of the GHG findings. EPA control regulations are not a certainty and there are insufficient regulatory details to predict possible cost impacts to Talisman at this time.

In 2007, the Canadian federal government published the Regulatory Framework for Air Emissions indicating its intent to regulate GHG and air pollutant emissions. In 2008, the Regulatory Framework for Industrial Greenhouse Gas Emissions was published, proposing the implementation of GHG emissions reduction targets for large final emitters and a federal emissions trading program as early as 2010. The finalization of federal GHG regulations has been put on hold as the federal government intends to harmonize Canada's actions with those of the US. In early 2010, Canada set a new national GHG emissions reduction target of 17% below 2005 levels by 2020 and submitted its commitment to the UN. It is too early to predict the timing or impacts of possible Canadian federal climate legislation on Talisman.

The Alberta Climate Change and Emissions Management Act (the Act) came into effect in July 2007. The Act requires facilities that emit more than 100,000 tonnes of GHG a year to reduce their emissions intensity by 12% from a 2003 to 2005 average baseline. Talisman has one facility that is subject to the Act and it has generated credit surpluses during the 2007 and 2008 compliance periods. The Company expects to remain in a credit surplus under the existing Act.

The British Columbia (BC) Greenhouse Gas Reduction Target Act, enacted in 2007, establishes a goal of reducing the province's GHG emissions by 33% from 2007 levels by 2020. In 2008, BC passed the GHG Reduction (Cap and Trade) Act which legally establishes the basis for a provincial cap and trade system. The legislation to implement a cap and trade system has not been finalized. Also, BC imposes a carbon tax on the use and purchase of fossil fuels. The costs of the BC carbon tax were not material to Talisman in 2009.

In the UK, Phase II of the European Union Emissions Trading Scheme (EU ETS) began in 2008 and will run until the end of 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. The Company expects a small credit deficit for 2009 once compliance reports have been approved by the regulator and expects to be close to the cap through Phase II. Phase III of the EU ETS begins in 2013 and will run until 2020. The legislation has not been finalized but the emissions caps will likely be significantly reduced under Phase III. Although it is too early to predict the exact costs of compliance, it is likely that compliance costs will increase considerably.

Prior to 2008, Talisman's Norwegian installations were subject to a carbon dioxide (CO2) emissions tax, which was not material to Talisman. In 2008, the Norwegian government expanded its existing national GHG emissions trading system, linking it to Phase II of the EU ETS. During Phase II, the Company will be required to purchase emissions credits corresponding to its total annual CO2 emissions, and to pay the CO2 emissions tax. The Phase II compliance costs are not expected to be material to Talisman because the Norwegian government will adjust the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs.

Shale Gas Transition

The Company's strategy includes continuing its portfolio transition from conventional to shale gas with the development of its North America shale business. The portfolio transition could result in heightened safety risks to personnel, loss of workforce productivity, loss of knowledge transfer from departing employees and insufficient staffing levels to meet business requirements.

The success of Talisman's portfolio transition is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forego opportunities, or may have to relinquish leases or blocks. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfil their contractual obligations may impact Talisman's financial condition.

Project Timing and Budget

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity prices changes and may continue to have a significant impact on project planning and economics.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for cleanup costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for asset retirement obligations in its annual Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding asset retirement obligations is set forth in the notes to the annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including, among other places, under the headings 'Outlook for 2010' and 'Risk Factors'. This forward-looking information includes, but is not limited to, statements regarding:

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expected outcomes and events of the elements of the business strategy;

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planned 2010 capital program and sources of funding;

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stock-based compensation expense or recovery in future periods;

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the effects of the hedging program;

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the estimated impact on Talisman's financial performance from changes in production volume, commodity prices and exchange rates;

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expected future payment commitments;

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the expectation of having sufficient production to meet all delivery requirements;

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expected production during 2010;

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planned development and shale development pilots and projects;

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planned drilling in the Pennsylvania Marcellus and Montney shale plays;

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planned 2010 exit production, expected ultimate recovery, and initial production in the Pennsylvania Marcellus shale play;

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timing of first production from UK projects;

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planned UK drilling;

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planned upgrade of Claymore compressors;

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commencement of UK development planning;

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planned Scandinavia first oil production, and development programs;

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planned Southeast Asia activities;

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planned wells in Colombia, Peru, the Kurdistan region of northern Iraq, Norway, Malaysia and Indonesia;

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planned drilling in Papua New Guinea;

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planned reprocessing of seismic over the Sabah exploration blocks;

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asset impairment charges;

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anticipated costs associated with abandonment and reclamation activities;

•
expected impact of new accounting pronouncements;

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other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance; and

•
statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this MD&A. Talisman has set its 2010 capital expenditure plans assuming: (1) Talisman's production in 2010 will be broadly the same as 2009 at around 425,000 boe/d, excluding any sales in North America during the year; (2) a US$60/bbl WTI oil price, and (3) a US$3.50/mmbtu NYMEX natural gas price. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

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risks and uncertainties involving geology of oil and gas deposits;

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uncertainty related to securing sufficient egress and markets to meet shale gas production;

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the uncertainty of reserves and resource estimates, reserves life and underlying reservoir risk;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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the impact of the economy on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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the outcome and effects of any future acquisitions and dispositions;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing and changes in capital markets;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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changes in general economic and business conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

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results of the Company's risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide certain disclosure in accordance with US disclosure requirements. The primary differences between the US disclosure requirements and the Canadian disclosure standards under National Instrument 51-101 (NI 51-101) are that (i) SEC rules require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves; (ii) SEC rules required that reserves and the associated future net revenue be estimated using a historical 12-month average price, whereas NI 51-101 requires disclosure of reserves and the associated future net revenue using forecast prices; (iii) SEC rules require reserves on undrilled acreage to be "limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances" which may be interpreted differently than NI 51-101 which requires "compelling evidence of reservoir continuity" for booking beyond directly offsetting spacing units; and (iv) SEC rules require reserves to be cash flow positive on an undiscounted basis, whereas NI 51-101 requires reserves to show a hurdle rate of return. The information provided by Talisman in this MD&A may differ from the corresponding information prepared in accordance with NI 51-101 standards. Talisman's proved and probable reserves, using SEC annual average pricing methodology, have been estimated using the standards contained in Regulation S-X of the SEC which requires that proved and probable reserves be estimated using existing economic and operating conditions. US practice is to disclose net reserves after the deduction of estimated royalty burdens. Talisman makes additional voluntary disclosure of gross reserves.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this MD&A reflects Talisman's estimates of its reserves. No independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

Reserves Replacement Ratio

The reserves replacement ratios (before net acquisitions and dispositions) were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2009 by the Company's 2009 gross production. The Company's management uses reserves replacement ratios as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Gross Production

Throughout this MD&A, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Proved Net Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman also discloses its Company netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial information is set out in accordance with Canadian GAAP which may differ from US GAAP. See note 25 to the Consolidated Financial Statements for the significant differences between Canadian and US GAAP.

Financial Outlook

Included in this MD&A is the Company's financial outlook. Its purpose is to enrich management's discussion and analysis. This information may not be appropriate for other purposes.

Abbreviations and Definitions

The following abbreviations and definitions are used in this document:

AcSB	Canadian Accounting Standards Board
AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$ or $	Canadian dollar
CICA	Canadian Institute of Chartered Accountants
CO2	Carbon dioxide
DBRS	DBRS Limited
FASB	Financial Accounting Standards Board
FSO	Floating Storage and Offloading vessel
GAAP	Generally Accepted Accounting Principles
GJ	Gigajoule
HSSE	Health, Safety, Security and Environment
ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
Moody's	Moody's Investor Service, Inc.
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian Kroner
NYMEX	New York Mercantile Exchange
OI	Operational Integrity
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
PNG	Papua New Guinea
PGN	PT Perusahaan Gas Negara (Persero) Tbk
PSC	Production Sharing Contract
S&P	Standard & Poor's Corp.
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres